UNITED STATES

SECURITIES & EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. )*

Scilex Holding Company

(Name of Issuer)

Common Stock, $0.0001 par value per share

(Title of Class of Securities)

Common Stock - 80880W106

(CUSIP Number)

Jack Wu

Sole Manager

SCLX Stock Acquisition JV LLC

960 San Antonio Road

Palo Alto, CA 94303

(650) 516-4310

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 21, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7(b) for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: 80880W106

1.	NAME OF REPORTING PERSON SCLX Stock Acquisition JV LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS (SEE INSTRUCTIONS) SC
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Texas

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 89,616,299 (1)
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 89,616,299 (1)
	10.	SHARED DISPOSITIVE POWER 0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 89,616,299 (1)
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 39.3% (2)
14.	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) OO

(1)

Comprised of (i) 60,068,585 shares of common stock, par value $0.0001 per share (“Common Stock”), of Scilex Holding Company (the “Issuer”), (ii) 29,057,097 shares of Series A Preferred Stock, par value $0.0001 per share, of the Issuer (“Series A Preferred Stock”) which are entitled to vote, together with the holders of Common Stock, and not separately as a class, on an as converted to Common Stock basis on all matters on which the holders of shares of Common Stock have the right to vote (with the number of votes being determined by dividing the stated value (as determined under the Issuer’s Certificate of Designations of Series A Preferred Stock, filed with the Delaware Secretary of State on November 10, 2022) by $10.00), and (iii) 490,617 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days of the date on which this Schedule 13D has been filed with the Securities and Exchange Commission (“SEC”).

(2)

Percent of class beneficially owned is calculated based on 153,468,676 shares of Common Stock outstanding as of September 22, 2023, plus 490,617 shares of Common Stock issuable upon exercise of warrants exercisable within 60 days of the date on which this Schedule 13D has been filed with the SEC. Shares of Series A Preferred Stock are not convertible into shares of Common Stock and therefore the 29,057,097 shares of Series A Preferred Stock held by the Reporting Person are not included in this percentage. The Reporting Person’s aggregate voting power, including shares of Series A Preferred Stock and assuming the exercise of all warrants held by the Reporting Person, is 48.97%.

ITEM 1.	Security and Issuer.

The securities to which this Schedule 13D relates are the common stock, $0.0001 par value per share (“Common Stock”) of Scilex Holding Company, a Delaware corporation (the “Issuer”). The principal executive offices of the Issuer are located at 960 San Antonio Rd., Palo Alto, CA 94303.

ITEM 2.	Identity and Background.

This Schedule 13D is being filed by SCLX Stock Acquisition JV LLC (the “Reporting Person”). The Reporting Person is a Texas limited liability company, with its principal place of business at 960 San Antonio Rd., Palo Alto, CA 94303. The Reporting Person was formed by the Issuer to hold certain securities of the Issuer, acquired pursuant to the Sorrento SPA (as defined below), as collateral for the Issuer’s obligations under the Oramed Note (as defined below) pursuant to that certain Security Agreement, dated as of September 21, 2023 (the “Security Agreement”), by and among the Issuer, the subsidiaries of the Issuer named therein and Acquiom Agency Services LLC, as the collateral agent for the holders of the Oramed Note (as defined below) (the “Agent”), as described below.

Since formation, the Reporting Person has not been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). Since formation, the Reporting Person was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, as a result of which such Reporting Person was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

ITEM 3.	Source and Amount of Funds or Other Consideration.

Item 4 below summarizes certain provisions of the Scilex-Oramed SPA (as defined below) and Sorrento SPA (as defined below) that pertain to the securities acquired by the Reporting Person.

ITEM 4.	Purpose of Transaction.

Background

On February 13, 2023, Sorrento Therapeutics, Inc. (“Sorrento”), the Issuer’s then-controlling stockholder, and Sorrento’s wholly-owned direct subsidiary, Scintilla Pharmaceuticals, Inc. (“Scintilla” and together with Sorrento, the “Debtors”), commenced voluntary proceedings under Chapter 11 of the United States Bankruptcy Code (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas (the “Bankruptcy Court”). The Debtors’ Chapter 11 proceedings are jointly administered under the caption In re Sorrento Therapeutics, Inc., et al., Case Number 23-90085 (DRJ) (the “Chapter 11 Cases”).

As previously disclosed by the Issuer, on July 5, 2023, the Debtors executed, and the Bankruptcy Court entered an interim order (the “Interim DIP Order”) approving, that certain Debtor-in-Possession Term Loan Facility Summary of Terms and Conditions with the Issuer (the “Loan Agreement”), pursuant to which the Issuer provided the Debtors with a non-amortizing super-priority junior secured term loan facility (the “Junior DIP Facility”) in an aggregate principal amount not to exceed the sum of (i) $20,000,000 (the “Base Amount”), plus (ii) the amount of the commitment fee and the funding fee, each equal to 1% of the Base Amount, plus (iii) the amount of the DIP Lender Holdback (as defined in the Interim DIP Order). The Bankruptcy Court entered a final order approving the Junior DIP Facility on July 27, 2023. After a hearing before the Bankruptcy Court on August 7, 2023, the Bankruptcy Court approved (and Oramed Pharmaceuticals Inc. (“Oramed”) had previously agreed), pursuant to definitive financing documentation entered into on August 9, 2023, to provide the Debtors a non-amortizing super-priority senior secured debtor-in-possession term loan facility (the “Senior DIP Facility”) in an aggregate principal amount of $100,000,000, which amount was subsequently drawn in full by the Debtors.

Also as previously disclosed by the Issuer, in connection with the Chapter 11 Cases, Sorrento entered into that certain Stock Purchase Agreement, dated August 7, 2023 (as amended by that certain First Amendment to Stock Purchase Agreement, dated August 9, 2023, and that certain Second Amendment to Stock Purchase Agreement, dated August 21, 2023, the “Original Oramed SPA”), with Oramed, pursuant to which Oramed agreed to buy, and Sorrento agreed to sell for a purchase price of $105 million (which purchase price consisted of a credit bid on a dollar-for-dollar basis in respect of the full amount of outstanding obligations under the Senior DIP Facility as of the closing date of the sale, with the remaining balance to be paid in cash to Sorrento), following the conclusion of the auction that commenced on August 14, 2023, the following: (i) 59,726,737 shares of Common Stock, of the Issuer; (ii) 29,057,096 shares of Series A Preferred Stock, par value $0.0001 per share, of the Issuer (“Series A Preferred Stock”); and (iii) warrants exercisable for 2,245,309 shares of Common Stock (collectively, the “Original Oramed Transaction”).

The Original Oramed Transaction pursuant to the Original Oramed SPA was subsequently terminated on September 21, 2023, in connection with the closing of the transactions described below.

Scilex-Oramed SPA

As previously disclosed by the Issuer, on September 21, 2023 (the “Closing Date”), the Issuer entered into, and consummated the transactions contemplated by, the Scilex-Oramed SPA. Pursuant to the Scilex-Oramed SPA, among other things, on September 21, 2023, the Issuer (i) issued to Oramed (A) a senior secured promissory note due 18 months from the date of issuance in the principal amount of $101,875,000 (the “Oramed Note”), (B) a warrant to purchase up to an aggregate of 4,500,000 shares of Common Stock, with an exercise price of $0.01 per share and restrictions on exerciseability, and (C) warrants to purchase up to an aggregate of 8,500,000 shares of Common Stock, each with an exercise price of $0.01 per share and each with restrictions on exerciseability, and (ii) caused certain outstanding warrants to purchase up to an aggregate of 4,000,000 shares of Common Stock, with an exercise price of $11.50 per share, that the Issuer acquired under the Sorrento SPA (as defined and described below) to be transferred to Oramed.

Sorrento SPA

In connection with the Scilex-Oramed SPA, on September 21, 2023, the Issuer and Sorrento entered into and consummated the transactions contemplated by that certain Stock Purchase Agreement (the “Sorrento SPA”), dated as of September 21, 2023, pursuant to which, among other things, the Issuer purchased from Sorrento (i) 60,068,585 shares of Common Stock, (ii) 29,057,097 shares of Series A Preferred Stock, and (iii) warrants exercisable for 4,490,617 shares of Common Stock, each with an exercise price of $11.50 per share ((i) through (iii) collectively, the “Purchased Securities”). The aggregate consideration for the Purchased Securities was (i) $100,000,000, which such amount was satisfied by the Issuer’s assumption of the Debtors’ outstanding obligations under the Senior DIP Facility, (ii) a credit bid, on a dollar-for-dollar basis, pursuant to Section 363(k) of the Bankruptcy Code, in respect of any and all amounts of principal and accrued but unpaid interest outstanding, and any other obligations of the Debtors, in each case, under the Junior DIP Facility as of the Closing Date, (iii) $10,000,000 in cash and (iv) the assumption and assignment of certain obligations of Sorrento for legal fees and expenses in the approximate amount of $12.25 million.

The foregoing summary of the Sorrento SPA does not purport to be complete and is qualified in its entirety by reference to the full text of the Sorrento SPA, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Special Purpose Vehicles

Pursuant to the Scilex-Oramed SPA, and in connection with the transactions consummated pursuant to the Sorrento SPA, prior to the Closing Date, the Issuer formed (a) SCLX DRE Holdings LLC, a single purpose entity that is a direct wholly owned subsidiary of the Issuer (“Holdco”) and (b) the Reporting Person, a single purpose bankruptcy-remote entity that is an indirect wholly owned subsidiary of the Issuer. The Issuer formed Holdco to hold all of the equity interests in the Reporting Person. The voting and dispositive power of the equity securities of the Issuer (including the Series A Preferred Stock) held by the Reporting Person are subject to the control of an independent manager until such time as the Oramed Note and the other senior secured promissory notes issued by the Issuer after the Closing Date in full or partial substitution of the Oramed Note (“Additional Notes”) are paid in full.

Subsidiary Guarantee

On September 21, 2023, in connection with the Scilex-Oramed SPA, the Issuer and each of its subsidiaries, including the Reporting Person (collectively, the “Guarantors”) entered into a subsidiary guarantee (the “Subsidiary Guarantee”) with Oramed and the Agent, pursuant to which, the Guarantors have agreed to guarantee and act as surety for payment of the Oramed Note and any Additional Notes.

The foregoing summary of the Subsidiary Guarantee does not purport to be complete and is qualified in its entirety by reference to the full text of the Subsidiary Guarantee, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

Security Agreement

On September 21, 2023, the Issuer and the Guarantors entered into the Security Agreement with Oramed and the Agent, pursuant to which the Issuer and the Guarantors granted to the Agent (on behalf of and for the benefit of the holders of the Oramed Note and any Additional Notes) a security interest in all or substantially all of the property of the Issuer and each Guarantor, respectively, to secure the prompt payment, performance and discharge in full of all of the Issuer’ obligations under the Oramed Notes and Additional Notes and the Guarantors’ obligations under the Subsidiary Guarantee, subject to certain customary limitations. The Security Agreement contains certain customary representations, warranties and covenants regarding the collateral thereunder, in each case as more fully set forth in the Security Agreement.

The foregoing summary of the Security Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Security Agreement, a copy of which is filed as an exhibit to this Schedule 13D and is incorporated herein by reference.

ITEM 5.	Interest in Securities of the Issuer.

(a)	See responses to Items 11 and 13 on the cover page.

(b)	See responses to Items 7, 8, 9 and 10 on the cover page.

(c)	Except as set forth in this Schedule 13D, the Reporting Person has not effected any transactions of Common Stock or Series A Preferred Stock during the 60 days preceding the date of this report.

(d)	Not applicable.

(e)	Not applicable.

ITEM 6.	Contracts, Arrangements, Understandings or Relationship with Respect to the Securities of the Issuer.

Item 4 above summarizes the Subsidiary Guarantee and the Security Agreement to which the Reporting Person is a party. The information set forth in Item 4 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

ITEM 7.	Material to Be Filed as Exhibits.

Exhibit Number	Description

1+	Stock Purchase Agreement, dated September 21, 2023, by and between Scilex Holding Company and Sorrento Therapeutics, Inc. (incorporated by reference by Exhibit 10.6 of Scilex Holding Company’s Current Report on Form 8-K, filed with the SEC on September 26, 2023).

2+	Subsidiary Guarantee, dated September 21, 2023, made by certain of the Company’s subsidiaries in favor of the holders of that certain Senior Secured Promissory Note dated as of the date thereof due March 21, 2025 in the original aggregate principal amount of $101,875,000 (incorporated by reference by Exhibit 10.3 of Scilex Holding Company’s Current Report on Form 8-K, filed with the SEC on September 26, 2023).

3	Security Agreement, dated September 21, 2023, by and among Scilex Holding Company, the Subsidiaries of the Company party thereto, Oramed Pharmaceuticals Inc. and Acquiom Agency Services LLC (incorporated by reference by Exhibit 10.4 of Scilex Holding Company’s Current Report on Form 8-K, filed with the SEC on September 26, 2023).

+

Non-material schedules and exhibits have been omitted pursuant to Item 601(a)(5) of Regulation S-K. The registrant hereby undertakes to furnish supplemental copies of any of the omitted schedules and exhibits upon request by the SEC.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: September 29, 2023

SCLX STOCK ACQUISITION JV LLC

By:	/s/ Jack Wu
Name:	Jack Wu
Title:	Sole Manager